Exhibit 12

Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

FORM OF TAX OPINION

[ ], 2025

Board of Trustees

[ACQUIRED FUND]

abrdn Funds

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103

Board of Trustees

[ACQUIRING FUND]

abrdn Funds

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to [ACQUIRED FUND] (the “Acquired Fund”), a separate series of abrdn Funds, a Delaware statutory trust (the “abrdn Trust”), and to [ACQUIRING FUND] (the “Acquiring Fund”), also a separate series of the abrdn Trust, and to the holders of shares of beneficial interest in the Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for shares of beneficial interest in the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of the Acquired Fund’s liabilities followed by the distribution of the Acquiring Fund Shares received by the Acquired Fund and cash received in lieu of fractional shares in complete liquidation of the Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization and Liquidation (the “Agreement”) dated as of [_], 2025, executed by the abrdn Trust on behalf of each of the Acquiring Fund and the Acquired Fund.

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For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the abrdn Trust on behalf of the Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the abrdn Trust on behalf of the Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.	The transfer of the Acquired Fund’s assets in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund’s liabilities followed by the distribution by the Acquired Fund of Acquiring Fund Shares and cash in lieu of fractional Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their Acquired Fund Shares in liquidation of the Acquired Fund pursuant to and in accordance with the terms of this Agreement will constitute a “reorganization” within the meaning of section 368(a)(1) of the Code;

2.	No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Acquired Fund’s assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund’s liabilities;

3.	No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund’s assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund’s liabilities or upon the distribution of Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their Acquired Fund Shares;

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4.	No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of the Acquired Fund Shares for Acquiring Fund Shares (except with respect to cash received in lieu of fractional Acquiring Fund Shares);

5.	The aggregate tax basis for Acquiring Fund Shares received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares held by each such shareholder of the Acquired Fund immediately prior to the Reorganization (reduced by any amount of tax basis allocable to fractional Acquiring Fund Shares for which cash is received);

6.	The holding period of Acquiring Fund Shares to be received by each shareholder of the Acquired Fund will include the period during which the Acquired Fund Shares surrendered in exchange therefor were held (provided such Acquired Fund Shares were held as capital assets on the date of the Reorganization);

7.	The tax basis of the Acquired Fund’s assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund in exchange therefor;

8.	The holding periods of the Acquired Fund’s assets in the hands of the Acquiring Fund will include the respective periods during which those assets were held by the Acquired Fund (except where the investment activities of the Acquiring Fund have the effect of reducing or eliminating such periods with respect to an Acquired Fund’s asset); and

9.	The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in section 381(c) of the Code, subject to the provisions and limitations specified in sections 381, 382, 383, and 384 of the Code and the United States Treasury regulations promulgated thereunder.

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We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above or as to any transaction except those consummated in accordance with the Agreement. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to (1) the Acquired Fund with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code, (2) Acquired Fund shareholders whose investment is liquidated and the cash value of whose Acquired Fund Shares is returned to them, (3) Acquired Fund shareholders who hold their Acquired Fund Shares through an account that cannot hold the Acquiring Fund Shares at the time of the Reorganization, and (4) Acquired Fund shareholders whose Acquired Fund Shares are transferred by their broker or financial intermediary to a different investment option because such shareholders did not hold their Acquired Fund Shares through an account that can accept Acquiring Fund Shares on the date of the Reorganization.

Very truly yours,